

02005682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 0 2002 365 WASH. D.C. MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 44171

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. Ramsey King Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Tomlin Circle
(No. and Street)

Burr Ridge	Illinois	60521
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Turkowski 312/786-5858
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name — *if individual, state last, first, middle name*)

401 S. LaSalle Street, Suite 606	Chicago	Illinois	60605
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Ramsey King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Ramsey King Securities, Inc., as of December 31, ~~19~~xx2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres / CEO
Title

Notary Public


OFFICIAL SEAL
RAYETTE NORLOCK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-21-2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exemptive provisions
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. RAMSEY KING SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

Board of Directors
M. Ramsey King Securities, Inc.
Burr Ridge, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of M. Ramsey King Securities, Inc. as of December 31, 2001, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Ramsey King Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 8-11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Steger, CPA

February 11, 2002
Chicago, Illinois

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	492,396
Deposit with clearing organization		103,007
Accounts receivable - clearing organization		46,412
Accounts receivable-other		32,735
Prepaid expenses		4,740
Furniture and equipment, less accumulated depreciation of $88,933		30,117
Investments		3,300
Total assets	$	712,707

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable - clearing organization	$	2,163
Accounts payable - other		163,839
Total liabilities		166,002
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Retained earnings		470,705
Total shareholder's equity		546,705
Total liabilities and shareholder's equity	$	712,707

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions	$ 1,409,401	
Interest	10,127	
Other	21,200	
Total revenues		$ 1,440,728
Expenses:		
Compensation and related expenses	600,526	
Floor brokerage commissions and clearing fees	240,252	
Communications and data processing	50,350	
Occupancy	8,435	
Other expenses	71,158	
Total expenses		970,721
Net income		$ 470,007

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 1,000	$ 75,000	$ 456,208	$ 532,208
Net income	-	-	470,007	470,007
Distributions to shareholder	-	-	(455,510)	(455,510)
Balance at December 31, 2001	$ 1,000	$ 75,000	$ 470,705	$ 546,705

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income	$ 470,007	
Depreciation	7,678	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in deposit with clearing organization	(50,491)	
Decrease in accounts receivable	57,660	
Decrease in prepaid expenses	380	
Increase in accounts payable and accrued expenses	131,924	
Net cash provided by operating activities		$ 617,158
Cash flows from investing activities:		
Purchase of equipment		(37,796)
Cash flows from financing activities:		
Distributions to shareholder		(455,510)
Net increase in cash		123,852
Cash at beginning of year		368,544
Cash at end of year		$ 492,396

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

M. Ramsey King Securities, Inc. is a fully disclosed, introducing broker-dealer. The Company provides security execution services for companies throughout the country and generally requires no collateral from its customers.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalents.

Investments

The Company owns shares of a security that is considered to be not readily marketable. As such, the investment is recorded at cost.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the sole shareholder provided office space to the Company without charge.

NOTE 3. CASH FLOW INFORMATION

Interest and state income taxes paid during the year ended December 31, 2001 were as follows:

Interest	$ -
State income taxes	$ 3,583

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed, introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2001, the Company had net capital of $486,545 which was $475,622 in excess of its required net capital of $10,923. The Company's net capital ratio was 0.337 to 1.0.

NOTE 5. CONTINGENCIES

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, clearing deposit and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable and clearing deposit are maintained by one clearing organization. The Company manages this risk by maintaining its clearing deposit in government securities and monitoring the performance of the clearing organization.

NOTE 7. PROFIT SHARING PLAN

The Company has a discretionary profit sharing plan covering all full-time employees who meet certain age and length of service requirements. The profit sharing plan contribution for the year ended December 31, 2001 was $67,220.

SUPPLEMENTARY INFORMATION

M. RAMSEY KING SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Total shareholder's equity qualified for net capital	$ 546,705
Deductions:	
Non-allowable assets:	
Accounts receivable	(20,064)
Prepaid expenses	(4,740)
Fixed assets	(30,117)
Securities not readily marketable	(3,300)
Net capital before haircuts on securities positions	488,484
Haircuts on securities	(1,939)
Net capital	$ 486,545

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 10,923
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 10,923
Excess net capital	$ 475,622

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 163,839
Ratio: Aggregate indebtedness to net capital	0.337

Note: There are no material differences between the above computations and the Company's corresponding unaudited focus - Part II filing.

M. RAMSEY KING SECURITIES, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section (K)(2)(B) of that rule.

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

Board of Directors
M. Ramsey King Securities, Inc.
Burr Ridge, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of M. Ramsey King Securities, Inc. ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John R. Steger, CPA

February 11, 2002
Chicago, Illinois

M. RAMSEY KING SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Fi[illegible] Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934)